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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*
                          ALPHA HOSPITALITY CORPORATION

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                   020732-20-2

                                 (CUSIP Number)

                              Scott Kaniewski, CFO
                          Alpha Hospitality Corporation
                            707 Skokie Blvd  Ste 600
                              Northbrook, IL  60062
                                 (847) 418-3804

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 10, 2002

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or
     240.13d-1(g), check the following box. [   ]
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  020732-20-2

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Bryanston Group, Inc.

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) x
         (b)

      3. SEC Use Only



      4. Source of Funds (See Instructions) OO


      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) .................

      6. Citizenship or Place of Organization    United States of America

Number
of
Shares
Beneficially
Owned by Each
Reporting
Person
With
         7. Sole Voting Power                             0

         8. Shared Voting Power                           0

         9. Sole Dispositive Power                2,326,857

         10 Shared Dispositive Power                      0


     11. Aggregate Amount Beneficially Owned by Each Reporting Person
         2,326,857

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions) ...........

     13. Percent of Class Represented by Amount in Row (11)       47.46%

     14. Type of Reporting Person (See Instructions)
         CO



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.   020732-20-2

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Beatrice Tollman

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  x
         (b)

      3. SEC Use Only


      4. Source of Funds (See Instructions)
         OO


      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) .................

      6. Citizenship or Place of Organization      United States of America

Number
of
Shares
Beneficially
Owned by Each
Reporting
Person
With
         7. Sole Voting Power                     115,590

         8. Shared Voting Power                         0

         9. Sole Dispositive Power                181,590

         10 Shared Dispositive Power                    0


     11. Aggregate Amount Beneficially Owned by Each Reporting Person
         115,590

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions) ...........

     13. Percent of Class Represented by Amount in Row (11)       2.35%

     14. Type of Reporting Person (See Instructions)
         IN



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                    Signature
After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

Bryanston Group, Inc.
By: /s/ Brett G. Tollman
Brett G. Tollman
President


/s/ Beatrice Tollman
Beatrice Tollman